EXHIBIT 99.3

SNDL Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2025

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the year ended December 31, 2025 is dated March 11, 2026. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2025 and December 31, 2024 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form dated March 11, 2026 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned, controlled and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are: (i) the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor and Liquor Depot retail banners; (ii) the operation and support of corporate-owned, controlled and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, under the Value Buds and Spiritleaf retail banners; (iii) the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through an owned and licensed cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Grasslands, Pearls by Grön, No Future and Bhang Chocolate; and (iv) the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include approximately 74,100 square feet of total space in British Columbia and approximately 65,500 square feet of total space in Ontario.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

SNDL was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market (the “Nasdaq”) and the Canadian Securities Exchange (the “CSE”).

SNDL is headquartered in Edmonton, Alberta, with operations in Kelowna, British Columbia, Bolton, Ontario, London, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned, controlled and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Retail growth

Organic growth in the retail segments was driven by continued expansion and banner optimization during the period. On the liquor side, the Company opened 2 new Wine and Beyond locations, enhancing its presence in key markets and supporting incremental revenue growth. In addition, the value‑focused retail offering was expanded through the opening of 7 new Value Buds stores and the conversion of 14 existing locations to the Value Buds banner. These initiatives reflect management’s strategic focus on disciplined organic growth, leveraging proven banners to improve scale, market penetration, and overall operating performance within the retail business.

cannabis operations

The Company entered into a license and manufacturing agreement with Jeeter in September 2025 with an anticipated launch in Q2 2026. Jeeter is a fast growing brand in the pre-roll category known for their quad infused prerolls. Jeeter is based in California where they operate an 18,000 square foot facility to manufacture, fulfill, produce and distribute their product lineup.

Rise Rewards Loyalty Program

On April 22, 2025, the Company announced the launch of its Rise Rewards loyalty program, designed to help Value Buds customers save more, earn more, and get even more from every visit. Rise Rewards is available at all Value Buds locations in Alberta, Ontario, Saskatchewan, and Manitoba. Customers can earn points with every visit and by participating in the Company’s recycling initiative, reinforcing Value Buds’ commitment to affordability, sustainability, and customer appreciation. By leveraging insights from Rise Rewards, the Company aims to optimize Value Buds’ pricing strategies and marketing efforts to provide superior customer experiences. The Company intends to expand the program across its retail banners in the future.

acquisition of cost cannabis and t cannabis locations from 1cm

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”).

Under the terms of the 1CM Agreement, the Company would acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction. The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction is to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders. On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

On December 15, 2025, the Company announced that it had entered into an amended and restated arrangement agreement (the “1CM A&R Agreement”). Under the 1CM A&R Agreement, the parties have agreed to, among other things, complete the 1CM Transaction in two stages to align with the status of required provincial regulatory approvals. The aggregate purchase price for the 1CM Transaction has not been amended.

The first closing (“First Closing”) involved the sale of 5 cannabis retail stores located in Alberta and Saskatchewan, where the expected regulatory approvals were expected to be forthcoming at closing. The purchase price for the First Closing was $5.0 million cash, subject to certain adjustments at the time of the applicable closing. Pursuant to the 1CM A&R Agreement, the Company paid a $2.0 million non-refundable cash deposit towards the purchase price in respect of the First Closing. On January 7, 2026, the Company announced the acquisition of the 5 cannabis retail stores located in Alberta and Saskatchewan from 1CM. The transaction represents the completion of the First Closing.

The second closing (“Second Closing”) involved the sale of the remaining 27 cannabis retail stores, each of which are located in Ontario. The purchase price for the Second Closing will be $27.2 million cash, subject to certain adjustments at the time of the applicable closing. In addition, the outside date for completion of the 1CM Transaction has been extended from December 31, 2025 to May 31, 2026. The previously paid $1.0 million cash deposit from April 2025 will be applied towards the purchase price in respect of the Second Closing. It is anticipated that the Second Closing will occur sometime in the first half of 2026, subject to the satisfaction of certain customary closing conditions and obtaining the required regulatory approval.

The 1CM Transaction is expected to strengthen the Company’s financial condition as the addition of the 1CM Stores will increase the Company’s exposure to a broad consumer base in key Canadian markets. The Company’s financial performance and cash flows are projected to improve based on current 1CM store level operating results.

OTHER DEVELOPMENTS

U.S. TARIFFS

In early 2025, the U.S. administration imposed certain tariffs on imports from certain countries, including Canada, and in response, the Canadian administration imposed their own tariffs on certain imports from the United States. Canada and the United States continue ongoing negotiations on a new trade and security relationship, though the scope and terms of such negotiations and the agreements they may produce, if any, are unknown. These tariff announcements and the risk of further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

In response to tariffs imposed by the U.S., several Canadian provinces had taken retaliatory measures by removing U.S. alcohol from store shelves and restaurant, bar and retailer fulfillment catalogues. While some provinces, including Alberta, have lifted their ban on U.S. liquor imports, other provinces continue to impose the ban, despite the Canadian federal government lifting retaliatory tariffs on many U.S. goods.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the year ended December 31, 2025.

CSE LISTING

On April 11, 2025, the Company announced that its common shares had commenced trading on the CSE under the symbol “SNDL”, effective April 11, 2025. The CSE listing provides the Company additional flexibility as it continues to scale its operations and capitalize on emerging opportunities, as well as provide the Company’s shareholders with the opportunity to transact in a Canadian market, in Canadian dollars. The Company’s common shares trade on the CSE in Canadian dollars and continue to trade on the Nasdaq in U.S. dollars.

share repurchase program

On November 3, 2025, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2025. On November 21, 2025, the Company announced that it had received approval from the CSE for the renewal of its share repurchase program. The share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares from time to time through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of approximately 24.5 million common shares under the share repurchase program, representing approximately 10% of the issued and outstanding common shares as at the date of announcement, and will expire on November 20, 2026. The share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company’s discretion. The actual number of common shares which may be purchased pursuant to the share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the share repurchase program will be returned to treasury for cancellation.

For the three months ended December 31, 2025, the Company purchased and cancelled 0.1 million common shares at a weighted average price, excluding commissions, of $2.28 (US$1.64) per common share for a total cost of $0.3 million including commissions.

For the year ended December 31, 2025, the Company purchased and cancelled 5.9 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.3 million including commissions.

From January 1, 2026 to March 9, 2026, the Company purchased and cancelled 4.2 million common shares at a weighted average price, excluding commissions, of $2.13 (US$1.56) per common share for a total cost of $8.9 million including commissions.

Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	2025	2024	Change	% Change
Financial Results
Net revenue	946,401	920,448	25,953	3%
Cost of sales	687,753	680,117	7,636	1%
Gross profit	258,648	240,331	18,317	8%
Gross margin (1)	27.3%	26.1%		1.2%
Operating loss	(6,349)	(103,811)	97,462	94%
Adjusted operating income (loss) (2)	88	(86,144)	86,232	100%
Net loss attributable to owners of the Company	(15,774)	(94,796)	79,022	83%
Per share, basic and diluted	(0.06)	(0.36)	0.30	83%
Change in cash and cash equivalents	33,884	23,318	10,566	45%
Free cash flow (2)	17,951	8,872	9,079	102%

Statement of Financial Position
Cash and cash equivalents	252,243	218,359	33,884	16%
Inventory	126,877	127,919	(1,042)	-1%
Right of use assets	138,353	115,435	22,918	20%
Property, plant and equipment	151,900	145,810	6,090	4%
Total assets	1,335,917	1,349,242	(13,325)	-1%
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Salaries and wages	28,852	29,861	114,097	121,100
Consulting fees	1,669	1,497	5,614	4,315
Office and general	10,408	9,941	48,432	46,706
Professional fees	910	1,447	4,282	6,781
Merchant processing fees	1,955	1,904	7,081	6,793
Director fees	235	121	942	685
Other	431	(239)	1,714	863
	44,460	44,532	182,162	187,243

General and administrative expenses for the three months ended December 31, 2025 and 2024 were consistent at $44.5 million. The decreases in salaries and wages and professional fees were offset by increases in office and general and other expenses. The decrease in salaries and wages was due to continued optimization of corporate overheads. The decrease in professional fees was mostly due to public company reporting and legal costs incurred by Nova Cannabis Inc. (“Nova”) in the prior year. The increase in office and general was mainly due to license fees and materials and supplies. The increase in other expenses was mostly due to adjustments to legal provisions recorded in the normal course of business to current estimates.

General and administrative expenses for the year ended December 31, 2025 were $182.2 million compared to $187.2 million for the year ended December 31, 2024. The decrease of $5.0 million was mainly due to decreases in salaries and wages and professional fees, partially offset by increases in consulting fees, office and general and other expenses. The decrease in salaries and wages was due to the ongoing restructuring project aimed at reducing corporate overheads and optimizing headcount. The decrease in professional fees was mostly due to public company reporting and legal costs incurred by Nova in the prior year. The increase in consulting fees was mainly due to the timing of various projects aimed at supporting corporate initiatives. The increase in office and general was mainly due to the acquisition of Indiva Limited (“Indiva”) and increases in insurance, licensing and software costs. The increase in other expenses was due to expected credit loss recoveries in the prior period, driven by initiatives focused on collectibility as well as having more historical collection data providing better evidence for future collectibility estimates.

Share-based compensation

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Equity-settled expense
Stock options	—	—	—	1
Restricted share units	3,238	3,906	12,879	15,160
Cash-settled expense
Deferred share units	(4,523)	703	1,026	4,876
	(1,285)	4,609	13,905	20,037

Share-based compensation expense includes the expense related to the Company’s issuance of stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Share-based compensation also includes the expense related to Nova and their granting of RSUs and DSUs (the “Nova DSUs”) during the applicable comparative period (which pre-dated the acquisition of the remaining minority interest of Nova on October 21, 2024).

Share-based compensation expense for the three months ended December 31, 2025 was $1.3 million compared to $4.6 million for the three months ended December 31, 2024. The decrease of $5.9 million was due to decreases in DSU expense and RSU expense. The decrease in DSU expense was caused by the change in fair value of SNDL’s DSUs and Nova DSU expense in the comparative period. Both the current and comparative periods experienced decreases in fair value resulting from a decrease in SNDL’s share price, however, the current period decrease in share price was significantly more than the comparative period. The decrease in RSU expense was caused by the vesting of RSUs granted in prior years and a decrease in the number and value of RSUs granted in the current year.

Share-based compensation expense for the year ended December 31, 2025 was $13.9 million compared to $20.0 million for the year ended December 31, 2024. The decrease of $6.1 million was due to decreases in DSU expense and RSU expense. The decrease in DSU expense was caused by the change in fair value of SNDL’s DSUs and Nova DSU expense in the comparative period. The current period experienced a decrease in fair value resulting from a decrease in SNDL’s share price while the comparative period experienced an increase in fair value resulting from an increase in SNDL’s share price. The decrease in RSU expense was caused by the vesting of RSUs granted in prior years and a decrease in the number and value of RSUs granted in the current year.

Change in estimate of fair value of derivative warrants

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Change in estimate of fair value of derivative warrants	—	(26)	(26)	(4,374)

Change in estimate of fair value of derivative warrants is reported within other expenses, net, as disclosed in note 29 in the Audited Financial Statements.

The change in estimate of fair value of derivative warrants for the three months ended December 31, 2025 was nil compared to a recovery of $26.0 thousand for the three months ended December 31, 2024. The current period has no change in estimate of fair value of derivative warrants due to the expiration of the last issuance of remaining warrants in August 2025. The comparative period experienced a small recovery due to the expiration of common share purchase warrants that were issued in February 2021 and expired in September 2024.

The change in estimate of fair value of derivative warrants for the year ended December 31, 2025 was a recovery of $26.0 thousand compared to a recovery of $4.4 million for the year ended December 31, 2024. The change in estimate of fair value of derivative warrants is smaller in the current period due to the expiration of common share purchase warrants that were issued in February 2021 and expired in September 2024, and the expiration of common share purchase warrants that were issued in August 2020 and expired in August 2025. The recovery in the prior period relates to the expiration of the 9.8 million new warrants that were issued in 2021 and a minimal decrease in fair value of the remaining warrants.

Operating loss

	Year ended December 31
($000s)	2025	2024
Operating loss	(6,349)	(103,811)

Operating loss for the year ended December 31, 2025 was $6.3 million compared to $103.8 million for the year ended December 31, 2024. The decrease in operating loss of $97.5 million was primarily due to an increase in gross profit ($18.3 million), a decrease in share of loss of equity-accounted investees ($61.9 million) and decreases in general and administrative expenses ($5.0 million), depreciation and amortization expense ($2.3 million), share-based compensation expense ($6.1 million) and asset impairment ($14.7 million), partially offset by decreases in investment income ($7.8 million) and an increase in sales and marketing expense ($2.6 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

Net loss

	Year ended December 31
($000s)	2025	2024
Net loss	(15,774)	(96,204)

Net loss for the year ended December 31, 2025 was $15.8 million compared to $96.2 million for the year ended December 31, 2024. The decrease in net loss of $80.4 million was largely due to an increase in gross profit ($18.3 million), a decrease in share of loss of equity-accounted investees ($61.9 million) and decreases in general and administrative expenses ($5.0 million), depreciation and amortization expense ($2.3 million), share-based compensation expense ($6.1 million) and asset impairment ($14.7 million), partially offset by decreases in investment income ($7.8 million) and income tax recovery ($9.4 million) and increases in sales and marketing expense ($2.6 million) and other expenses ($7.6 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned, controlled and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at December 31, 2025
Total assets (1)	219,462	211,625	—	431,087	324,447	397,537	182,846	1,335,917
Year ended December 31, 2025
Net revenue (2)	330,242	144,656	(68,129)	406,769	539,632	—	—	946,401
Gross profit	86,053	32,944	—	118,997	139,651	—	—	258,648
Operating income (loss)	30,332	(1,754)	—	28,578	36,516	4,209	(75,652)	(6,349)
Adjusted operating income (loss) (3)	30,332	2,454	—	32,786	36,516	4,209	(73,423)	88
(1)
As at December 31, 2025, cash and cash equivalents have been allocated to the Corporate segment from the Investment segment.
(2)
The Company has eliminated $68.1 million for the year ended December 31, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments(1)	Corporate	Total
As at December 31, 2024
Total assets	195,823	230,021	—	425,844	326,061	577,522	19,815	1,349,242
Year ended December 31, 2024
Net revenue (2)	311,689	109,470	(55,970)	365,189	555,259	—	—	920,448
Gross profit	78,827	21,798	—	100,625	139,706	—	—	240,331
Operating income (loss)	(1,742)	2,663	—	921	34,781	(50,013)	(89,500)	(103,811)
Adjusted operating income (loss) (3)	13,258	3,091	—	16,349	34,781	(50,013)	(87,261)	(86,144)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $56.0 million for the year ended December 31, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

LIQUOR RETAIL SEGMENT RESULTS

operating income (loss)

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Net revenue	148,843	154,080	539,632	555,259
Cost of sales	110,185	115,844	399,981	415,553
Gross profit	38,658	38,236	139,651	139,706
Gross margin (1)	26.0%	24.8%	25.9%	25.2%

General and administrative	17,506	17,078	67,887	70,835
Sales and marketing	1,218	799	3,965	2,611
Depreciation and amortization	7,712	8,111	31,343	33,551
Asset impairment (reversal)	—	—	—	(2,075)
(Gain) loss on disposition of assets	(18)	(77)	(60)	3
Operating income (loss)	12,240	12,325	36,516	34,781
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the three months ended December 31, 2025 was $148.8 million compared to $154.1 million for the three months ended December 31, 2024. The decrease of $5.3 million was due to lower customer traffic reflecting declining market trends.

Net revenue for the year ended December 31, 2025 was $539.6 million compared to $555.3 million for the year ended December 31, 2024. The decrease of $15.7 million was due to lower customer traffic reflecting declining market trends.

Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits. Cost of sales for the three months ended December 31, 2025 was $110.2 million compared to $115.8 million for the three months ended December 31, 2024. The decrease of $5.6 million was due to an overall decrease in sales as noted above.

Cost of sales for the year ended December 31, 2025 was $400.0 million compared to $415.6 million for the year ended December 31, 2024. The decrease of $15.6 million was due to an overall decrease in sales as noted above.

Gross profit for the three months ended December 31, 2025 was $38.7 million (26.0%) compared to $38.2 million (24.8%) for the three months ended December 31, 2024. The increase of $0.5 million was partly due to a continued focus on private label portfolio, pricing strategies and optimizing product discounts.

Gross profit for the year ended December 31, 2025 was $139.7 million (25.9%) compared to $139.7 million (25.2%) for the year ended December 31, 2024. The reduction in net revenue and cost of sales noted above was offset by the impact of proprietary licensing arrangements, a continued focus on private label portfolio, pricing strategies and optimizing product discounts.

The increase in sales and marketing for the three months ended December 31, 2025 and year ended December 31, 2025 were caused by the Canada Post strike in the comparative period preventing the distribution of flyers and other changes to marketing initiatives.

During the year ended December 31, 2025, no impairments or impairment reversals were recorded. During the year ended December 31, 2024, the Company recorded impairment reversals on right of use assets of $0.5 million and property, plant and equipment of $1.6 million due to improved store level operating results.

At March 11, 2026, the Ace Liquor store count was 133, the Liquor Depot store count was 19 and the Wine and Beyond store count was 15.

CANNABIS RETAIL SEGMENT RESULTS

operating income (loss)

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Net revenue	83,282	83,170	330,242	311,689
Cost of sales	61,203	62,680	244,189	232,862
Gross profit	22,079	20,490	86,053	78,827
Gross margin (1)	26.5%	24.6%	26.1%	25.3%

General and administrative	9,942	10,630	41,721	45,887
Sales and marketing	285	192	1,561	1,070
Depreciation and amortization	4,149	3,665	15,579	15,143
Share-based compensation	—	—	—	1
Asset (reversal) impairment	(353)	15,000	(3,185)	18,014
Loss on disposition of assets	53	—	45	454
Operating income (loss)	8,003	(8,997)	30,332	(1,742)
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the three months ended December 31, 2025 was $83.3 million compared to $83.2 million for the three months ended December 31, 2024. The increase of $0.1 million is mainly attributable to successful conversion of store formats, partially offset by a decrease in franchise revenue.

Same store sales is a specified financial measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the year ended December 31, 2025 was $330.2 million compared to $311.7 million for the year ended December 31, 2024. The increase of $18.5 million is mainly attributable to an increase in same store sales, an increase in the number of stores from newly opened stores, successful conversion of store formats and proprietary licensing arrangements, partially offset by a decrease in franchise revenue.

Cost of sales for the three months ended December 31, 2025 was $61.2 million compared to $62.7 million for the three months ended December 31, 2024. The decrease of $1.5 million was due to a change in product mix from changing consumer preferences.

Cost of sales for the year ended December 31, 2025 was $244.2 million compared to $232.9 million for the year ended December 31, 2024. The increase of $11.3 million was due to a corresponding increase in same store sales and newly opened stores.

Gross profit for the three months ended December 31, 2025 was $22.1 million (26.5%) compared to $20.5 million (24.6%) for the three months ended December 31, 2024. The increase of $1.6 million was due to increased corporate store sales and a change in product mix from changing consumer preferences.

Gross profit for the year ended December 31, 2025 was $86.1 million (26.1%) compared to $78.8 million (25.3%) for the year ended December 31, 2024. The increase of $7.3 million was due to increased corporate store sales and proprietary licensing arrangements which do not have an associated cost of sales.

During the year ended December 31, 2025, the Company recorded impairment reversals on right of use assets of $1.6 million and retail property, plant and equipment of $1.6 million due to improved store level operating results. During the year ended December 31, 2024, the Company recorded net impairments on right of use assets of $1.6 million and retail property, plant and equipment of $1.4 million due to underperforming operating results of certain stores, and $15.0 million to intellectual property and rights pertaining to the Inner Spirit Holdings Ltd. (“Inner Spirit”) acquisition due to adverse market conditions and planned corporate Spiritleaf store rebranding.

At March 11, 2026, the Spiritleaf store count was 60 (4 corporate stores and 56 franchise stores), the Value Buds store count was 127 corporate stores and the Cost Cannabis store count was 5. The Cost Cannabis stores were acquired subsequent to December 31, 2025. Refer to “Recent Developments – Acquisition of Cost Cannabis and T Cannabis locations from 1CM” above for further details.

CANNABIS OPERATIONS SEGMENT RESULTS

operating income (loss)

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Net revenue	37,112	37,092	144,656	109,470
Cost of sales	27,620	27,019	111,712	87,672
Gross profit	9,492	10,073	32,944	21,798
Gross margin (1)	25.6%	27.2%	22.8%	19.9%

General and administrative	4,318	3,079	16,085	8,059
Sales and marketing	2,192	1,704	8,398	6,396
Depreciation and amortization	465	721	2,565	2,615
Restructuring costs	280	48	1,108	428
Asset impairment	—	—	5,803	1,378
Research and development	135	124	489	346
(Gain) loss on disposition of assets	228	6	250	(87)
Operating income (loss)	1,874	4,391	(1,754)	2,663
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Net revenue for the three months ended December 31, 2025 and 2024 was consistent at $37.1 million. The increase in sales to provincial boards was offset by a decrease in wholesale sales.

Net revenue for the year ended December 31, 2025 was $144.7 million compared to $109.5 million for the year ended December 31, 2024. The increase of $35.2 million was mainly due to the impact of sales from the acquisition of Indiva and increased wholesale sales, partially offset by a decrease in sales to provincial boards.

Cost of sales for the three months ended December 31, 2025 were $27.6 million compared to $27.0 million for the three months ended December 31, 2024. The increase of $0.6 million was mainly due to an increase in cost of sales correlating to increased provincial board revenue.

Cost of sales for the year ended December 31, 2025 were $111.7 million compared to $87.7 million for the year ended December 31, 2024. The increase of $24.0 million was due to an increase in cost of sales correlating to increased revenue, partially offset by a decrease in inventory impairment and obsolescence of $1.0 million based on improved product management and demand planning.

Gross profit for the three months ended December 31, 2025 was $9.5 million (25.6%) compared to $10.1 million (27.2%) for the three months ended December 31, 2024. The decrease of $0.6 million was due to the increase in cost of sales partially offset by the increase in net revenue, as noted above.

Gross profit for the year ended December 31, 2025 was $32.9 million (22.8%) compared to negative $21.8 million (19.9%) for the year ended December 31, 2024. The increase of $11.1 million was due to the increase in net revenue, decrease in inventory impairment and obsolescence and increased production efficiencies, as noted above.

The increase in general and administrative expenses for the three months ended December 31, 2025 and year ended December 31, 2025 were mainly due to the impact of the Indiva acquisition, increases in employment and maintenance costs and the reversal of expected credit losses in the comparative period.

During the year ended December 31, 2025, the Company recorded impairments on property, plant and equipment of $3.1 million due to the consolidation of the Company’s edible facilities as part of its integration strategy and $2.7 million due to slow moving market conditions. During the year ended December 31, 2024, the Company recorded impairments to assets held for sale of $1.3 million due to adverse commercial real estate market conditions.

INVESTMENTS SEGMENT RESULTS

operating income (loss)

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Investment income	1,652	2,734	7,814	15,551
Share of profit (loss) of equity-accounted investees	782	(66,458)	(3,605)	(65,459)

General and administrative	—	—	—	105
Operating income (loss)	2,434	(63,724)	4,209	(50,013)

Investment income for the three months ended December 31, 2025 was $1.7 million compared to $2.7 million for the three months ended December 31, 2024. The decrease of $1.0 million was mainly due to lower interest income from investments at amortized cost and lower interest revenue from cash. Interest income from investments at amortized cost decreased due to the reimbursement of principal owed on a promissory note in November 2024.

Investment income for the year ended December 31, 2025, was $7.8 million compared to $15.6 million for the year ended December 31, 2024. The decrease of $7.8 million was due lower interest income from investments at amortized cost, interest and fee income from investments at fair value through profit and loss (“FVTPL”) and lower interest revenue from cash. Interest income from investments at amortized cost decreased due to the reimbursement of principal owed on a promissory note in November 2024. Interest and fee income from investments at FVTPL decreased due to the reimbursement of principal and interest owed on a convertible debenture in September 2024.

Share of profit (loss) of equity-accounted investees is comprised of the Company’s share of the net profit (or loss) generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments issued by United States based cannabis businesses.

Share of profit of equity-accounted investees for the three months ended December 31, 2025 was $0.8 million compared to a loss of $66.5 million for the three months ended December 31, 2024. The increase of $67.3 million was due to accounting fair value adjustments to the investments.

Share of loss of equity-accounted investees for the year ended December 31, 2025 was $3.6 million compared to loss of $65.5 million for the year ended December 31, 2024. The increase of $61.9 million was due to accounting fair value adjustments to the investments. The significant decreases in fair value in the comparative periods were partly due to declining revenue forecasts, notably from Florida voting against legalization of adult-use cannabis in November 2024.

FOURTH QUARTER 2025

($000s, except per share amounts)	Q4 2025	Q4 2024	Change	% Change
Financial Results
Net revenue	252,499	257,679	(5,180)	-2%
Cost of sales	182,270	188,880	(6,610)	-3%
Gross profit	70,229	68,799	1,430	2%
Gross margin (1)	27.8%	26.7%		1.1%
Operating income (loss)	11,751	(76,089)	87,840	115%
Adjusted operating income (loss) (2)	12,801	(60,472)	73,273	121%
Net earnings (loss) attributable to owners of the Company	9,367	(67,142)	76,509	114%
Per share, basic and diluted	0.04	(0.25)	0.29	116%
Change in cash and cash equivalents	11,662	(44,617)	56,279	126%
Free cash flow (2)	10,218	11,625	(1,407)	-12%
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Operating income for the three months ended December 31, 2025 was $11.8 million compared to a loss of $76.1 million for the three months ended December 31, 2024. The increase in operating income of $87.9 million was due to an increase in gross profit ($1.4 million) and share of profit of equity-accounted investees ($67.3 million), and decreases in share-based compensation expense ($5.9) and asset impairment ($15.4 million), partially offset by a decrease in investment income ($1.0 million).

Net earnings for the three months ended December 31, 2025 was $9.4 million compared to a loss of $67.2 million for the three months ended December 31, 2024. The increase in net loss of $76.6 million was largely due to an increase in gross profit ($1.4 million) and share of profit of equity-accounted investees ($67.3 million), and decreases in share-based compensation expense ($5.9) and asset impairment ($15.4 million), partially offset by a decrease in investment income ($1.0 million) and income tax recovery ($6.6 million) and an increase in other expenses ($4.7 million).

Free cash flow was $10.2 million for the three months ended December 31, 2025 compared to $11.6 million for the three months ended December 31, 2024. The decrease of $1.4 million was mainly due to change in non-cash working capital partially offset by a decrease in net loss and adjustments for non-cash items. The adjustments for non-cash items were mostly due to income tax recovery, share-based compensation, bargain purchase gain, asset impairment and share of profit of equity-accounted investees.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2025				2024
($000s, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenue	252,499	244,219	244,769	204,914	257,679	236,892	228,127	197,750
Gross profit	70,229	64,177	67,601	56,641	68,799	62,968	58,164	50,400
Investment income	1,652	1,777	1,529	2,856	2,734	5,577	3,204	4,036
Net earnings (loss) attributable to owners of the Company	9,367	(13,319)	2,885	(14,707)	(67,142)	(19,328)	(5,772)	(2,554)
Per share, basic and diluted	0.04	(0.05)	0.01	(0.06)	(0.25)	(0.07)	(0.02)	(0.01)

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Impairment and impairment reversals on property, plant and equipment and right of use assets;

•
Changes to provisions for inventory obsolescence and impairment;
•
Distributions from SunStream;
•
Acquisitions of Lightbox Enterprises Ltd. (“Lightbox”) and Indiva;
•
Impairment of intangible assets from the cannabis retail cash generating unit (“CGU”);
•
Impairment of the Stellarton facility due to slow moving market conditions;
•
Entering into and acquiring several cannabis-related investments;
•
Repayment and exiting cannabis-related investments; and
•
Increased net revenue and gross profit from acquisitions and organic growth, partially offset by a general decline in the liquor industry.

SELECTED ANNUAL INFORMATION

The following table summarizes selected financial information of the Company for the three most recently completed financial years.

	Year ended December 31	Year ended December 31	Year ended December 31
($000s, except per share amounts)	2025	2024	2023
Gross revenue	1,002,936	975,419	957,725
Net loss from continuing operations attributable to owners of the Company	(15,774)	(94,796)	(168,125)
Per share, basic and diluted	$(0.06)	$(0.36)	$(0.65)
Total assets	1,335,917	1,349,242	1,473,164
Total non-current liabilities	142,512	125,329	140,677

GROSS REVENUE

During the year ended December 31, 2025, gross revenue increased by $27.5 million due to an increase in cannabis retail revenue ($18.6 million) and cannabis operations revenue ($24.5 million), partially offset by a decrease in liquor retail revenue ($15.6 million).

During the year ended December 31, 2024, gross revenue increased by $17.7 million due to an increase in cannabis retail revenue ($21.7 million) and cannabis operations revenue ($19.6 million), partially offset by a decrease in liquor retail revenue ($23.6 million).

During the year ended December 31, 2023, gross revenue increased by $228.0 million due to the acquisition of Valens and the inclusion of a full year of revenue from Alcanna and its subsidiary Nova (each of which subsequently amalgamated with the Company), in addition to an increase in number of stores and proprietary licensing arrangements.

The changes in revenue noted above are discussed in more detail in the relevant segment results sections.

Net loss

During the year ended December 31, 2025, net loss decreased by $79.0 million due to an increase in gross profit, a decrease in share of loss of equity-accounted investees and decreases in general and administrative expenses, share-based compensation expense and asset impairment, partially offset by decreases in investment income and income tax recovery and an increase in other expenses. Gross profit increased due to increased cannabis retail and cannabis operations revenue and lower cannabis operations inventory impairment and obsolescence. Share of loss of equity-accounted investees decreased due to the fair value adjustments to the investments. General and administrative expenses decreased due to salaries and wages and professional fees, partially offset by office and general expenses. Share-based compensation expense decreased due to a decrease in the fair value of DSUs and a decrease in the number and value of RSUs granted during the year ended December 31, 2025. Asset impairment decreased mainly due to the prior year impairment of the Inner Spirit intellectual property and rights. Investment income decreased due to the repayment of several investments in the prior year. Income tax recovery decreased due to the translation of other comprehensive loss. Other expenses increased mainly due to the bargain purchase gain in the comparative period.

During the year ended December 31, 2024, net loss decreased by $73.3 million due to an increase in gross profit, an increase in investment income, decreases in general and administrative expenses, depreciation and amortization, restructuring costs and asset impairment, partially offset by a decrease in share of profit of equity-accounted investees, and an increase in share-based compensation expense. Gross profit increased due to increased cannabis retail and cannabis operations sales and lower cannabis operations inventory impairment and obsolescence. Investment income increased due to losses on marketable securities that were disposed of in the prior year. General and administrative expenses decreased due to restructuring and cost-saving initiatives. Restructuring costs decreased due to significant restructuring activities in the prior year, including the closure of the Olds facility. Asset impairment decreased due to the prior year impairment of the Olds facility and goodwill related to acquisitions. Share of profit of equity-accounted investees decreased due to the fair value adjustments to the investments. Share-based compensation expense increased due to the granting of RSUs and DSUs during the year ended December 31, 2024.

During the year ended December 31, 2023, net loss decreased by $167.0 million due to an increase in gross profit, decreases in investment losses, an increase in share of profit of equity-accounted investees, lower asset impairment and lower finance costs, partially offset by increases in general and administrative expenses, depreciation and amortization and restructuring costs. Gross profit, general and administrative expenses and depreciation and amortization all increased due to the Valens and Alcanna acquisitions. Investment losses decreased due to the Company disposing of the majority of its marketable securities during the year ended December 31, 2023. Share of profit of equity-accounted investees increased due to the fair value adjustments to the investments. Restructuring costs for the year ended December 31, 2023 relate to the optimization of the Company’s manufacturing and operational footprint to better address market saturation and oversupply. The asset impairment related to the Olds facility and goodwill related to the Valens acquisition. The decrease in finance costs was due to significant decreases in the fair value of investments at FVTPL in the prior year, mostly due to the Zenabis senior loan.

Total assets

During the year ended December 31, 2025, total assets decreased by $13.3 million mainly due to decreases in equity-accounted investees, assets held for sale and investments, partially offset by increases in cash and cash equivalents and right of use assets. Equity-accounted investees decreased due to decreases in fair value of the investment portfolio. Assets held for sale decreased due to the reclassification of the Olds facility back to property, plant and equipment since it no longer met the criteria for assets held for sale. Investments decreased due to principal payments and proceeds from disposals. Cash and cash equivalents increased due to cash from operating activities and investing activities. Right of use assets increased due to lease renewals.

During the year ended December 31, 2024, total assets decreased by $123.9 million mainly due to decreases in equity-accounted investees, right of use assets, property, plant and equipment and intangible assets, partially offset by increases in cash and cash equivalents and assets held for sale. Equity-accounted investees decreased due to decreases in fair value. Right of use assets, property, plant and equipment and intangible assets decreased due to depreciation and impairments. Cash and cash equivalents increased due to cash from operating activities and investing activities. Assets held for sale increased due to the classification of the Olds facility.

During the year ended December 31, 2023, total assets decreased by $86.2 million due to decreases in cash and cash equivalents, marketable securities and investments, partially offset by increases in equity-accounted investees and goodwill. The decrease in cash was mainly attributable to cash used in operating activities, additions to equity-accounted investees and payments on lease liabilities. Marketable securities decreased due the Company disposing of the majority of its marketable securities during the year ended December 31, 2023. Investments decreased due to the acquisitions of Valens and Superette. Equity-accounted investees increased due to capital additions and increases in fair value. Goodwill increased due to the Valens acquisition.

Total non-current liabilities

During the year ended December 31, 2025, total non-current liabilities increased by $17.2 million due to an increase in lease liabilities from 2025 renewals.

During the year ended December 31, 2024, total non-current liabilities decreased by $15.3 million due to a decrease in non-current lease liabilities from a reduction in lease liabilities due to the passage of time and lease payments.

During the year ended December 31, 2023, total non-current liabilities decreased by $1.7 million due to a decrease in non-current lease liabilities from a reduction in lease liabilities due to the passage of time and lease payments.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	December 31, 2025	December 31, 2024
Cash and cash equivalents	252,243	218,359

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company has generated positive operating cash flows and positive total change in cash and cash equivalents during the last two fiscal years. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at December 31, 2025, the Company had no outstanding bank debt or other debt.

Equity

As at December 31, 2025, the Company had the following share capital instruments outstanding:

(000s)	December 31, 2025	December 31, 2024
Common shares	263,359	263,022
Common share purchase warrants (1)	54	118
Simple warrants (2)	16	39
Performance warrants (3)	21	25
Stock options (4)	321	572
Restricted share units	6,855	9,371
Derivative warrants	—	50
(1)
54,400 warrants were exercisable as at December 31, 2025.
(2)
16,320 simple warrants were exercisable as at December 31, 2025.
(3)
12,800 performance warrants were exercisable as at December 31, 2025.
(4)
320,951 stock options were exercisable as at December 31, 2025.

The number of common shares outstanding changed during the year ended December 31, 2025 in connection with the following transactions:

•
The Company purchased and cancelled 5.9 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.3 million including commissions; and
•
The Company issued 6.2 million common shares in connection with the vesting of RSUs under its long term incentive plan.

From January 1, 2026, to March 9, 2026:

•
The Company purchased and cancelled 4.2 million common shares at a weighted average price, excluding commissions, of $2.13 (US$1.56) per common share for a total cost of $8.9 million including commissions.

As at March 9, 2026, a total of 259.2 million common shares were outstanding.

Cash Flow Summary

	Year ended December 31
($000s)	2025	2024
Cash provided by (used in):
Operating activities	70,917	54,914
Investing activities	17,454	17,763
Financing activities	(54,487)	(49,359)
Change in cash and cash equivalents	33,884	23,318

Cash Flow – Operating Activities

Net cash provided by operating activities was $70.9 million for the year ended December 31, 2025 compared to $54.9 million provided by operating activities for the year ended December 31, 2024. The increase of $16.0 million was due to an improvement in net loss as explained throughout the segment analysis and favourable changes in working capital which resulted in cash inflows during the period, partially offset by decreases in income distributions from equity-accounted investees and interest received. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash provided by investing activities was $17.5 million for the year ended December 31, 2025 compared to $17.8 million provided by investing activities for the year ended December 31, 2024. The decrease of $0.3 million was primarily due to lower capital distributions from equity-accounted investees and the change in non-cash working capital, partially offset by lower additions to investments, increased principal payments from investments, including the repayment of the Delta 9 commercial mortgage, proceeds from the disposal of investments at fair value through other comprehensive income, and a decrease in acquisitions, net of cash acquired. The change in non-cash working capital is comprised of construction in progress accruals relating to property, plant and equipment. Acquisitions in the prior year related to Lightbox and Indiva.

Cash Flow – Financing Activities

Net cash used in financing activities was $54.5 million for the year ended December 31, 2025 compared to $49.4 million used in financing activities for the year ended December 31, 2024. The increase of $5.1 million was largely due to repurchases of common shares and an increase in lease payments.

Free cash flow

	Year ended December 31
($000s)	2025	2024
Free cash flow	17,951	8,872

Free cash flow is a specified financial measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

Free cash flow was $18.0 million for the year ended December 31, 2025 compared to $8.9 million for the year ended December 31, 2024. The increase of $9.1 million was mainly due to an improvement in net loss and adjustments for non-cash items, favourable changes in non-cash working capital and lower intangible asset additions, partially offset by lower income distributions from equity-accounted investees, lower interest received, increased additions to property, plant and equipment and increased payments on lease liabilities. The adjustments for non-cash items were mostly due to income tax recovery, share-based compensation expense, change in estimate of fair value of derivative warrants, asset impairment and share of loss of equity-accounted investees.

Financial Instruments

Refer to note 32 in the Audited Financial Statements for additional information on the Company’s financial instruments and the related fair value estimates and disclosures.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to creditworthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 for trade receivables by grouping receivables based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical credit losses experienced over a period of 12 months.

The Company applies the general approach under IFRS 9 to other receivables and other investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

Regulatory risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements. Due to the nature of the industries in which the Company operates, the Company recognizes that regulatory requirements are more stringent and punitive in nature than most other sectors of the economy. Any delays in obtaining, or failure to obtain, regulatory approvals could significantly delay operational and/or product development and could have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes in these industries on the city, provincial, and national levels in Canada and is aware of the effect that unforeseen regulatory changes in these industries could have on the goals and operations of the business as a whole.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at December 31, 2025.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	56,747	—	—	—	56,747
Lease liabilities	42,427	72,134	38,752	22,343	175,656
Financial guarantee liability	—	147	—	—	147
Loyalty liability	—	270	—	—	270
Total	99,174	72,551	38,752	22,343	232,820

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

The Company has entered into royalty agreements to pay a certain amount of royalties on cannabis products sold. Should the Company not sell sufficient product in the agreed timeframe, a minimal royalty payment is accrued.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the financial statements.

NON-IFRS FINANCIAL MEASURES AND OTHER MEASURES

Certain specified financial measures in this MD&A including adjusted operating income (loss), free cash flow, same store sales and adjusted EBITDA are non-IFRS measures. These terms are not defined by IFRS Accounting Standards and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

GROSS margin

Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

Adjusted operating income (loss)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended December 31, 2025
Operating income (loss)	8,003	1,874	9,877	12,240	2,434	(12,800)	11,751
Adjustments:
Restructuring costs	—	280	280	—	—	770	1,050
Impairments triggered by restructuring	—	—	—	—	—	—	—
Adjusted operating income (loss)	8,003	2,154	10,157	12,240	2,434	(12,030)	12,801

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended December 31, 2024
Operating income (loss)	(8,997)	4,391	(4,606)	12,325	(63,724)	(20,084)	(76,089)
Adjustments:
Restructuring costs (recovery)	—	48	48	—	—	569	617
Goodwill and intangible asset impairments	15,000	—	15,000	—	—	—	15,000
Adjusted operating income (loss)	6,003	4,439	10,442	12,325	(63,724)	(19,515)	(60,472)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Year ended December 31, 2025
Operating income (loss)	30,332	(1,754)	28,578	36,516	4,209	(75,652)	(6,349)
Adjustments:
Restructuring costs	—	1,108	1,108	—	—	2,229	3,337
Impairments triggered by restructuring	—	3,100	3,100	—	—	—	3,100
Adjusted operating income (loss)	30,332	2,454	32,786	36,516	4,209	(73,423)	88

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Year ended December 31, 2024
Operating income (loss)	(1,742)	2,663	921	34,781	(50,013)	(89,500)	(103,811)
Adjustments:
Restructuring costs	—	428	428	—	—	2,239	2,667
Goodwill and intangible asset impairments	15,000	—	15,000	—	—	—	15,000
Adjusted operating income (loss)	13,258	3,091	16,349	34,781	(50,013)	(87,261)	(86,144)

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Change in cash and cash equivalents	11,662	(44,617)	33,884	23,318
Adjustments:
Repurchase of common shares	314	13,219	15,348	13,219
Changes to long-term investments	(3,758)	5,033	(34,281)	(67,309)
Acquisitions, net of cash acquired	2,000	37,990	3,000	39,644
Free cash flow	10,218	11,625	17,951	8,872

Same store sales

Same store sales is a supplementary financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results. The Company defines adjusted EBITDA as net earnings (loss) before inventory and biological assets fair value and impairment adjustments, share of (gain) loss of equity-accounted investees, depreciation and amortization, share-based compensation expense, restructuring costs, asset impairment, gain or loss on disposal of property, other expenses, net, income tax expense (recovery) and excluding non-recurring items including enterprise resource planning (“ERP”) implementation costs and litigation settlements, net of recoveries.

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Net earnings (loss)	9,367	(67,249)	(15,774)	(96,204)
Adjustments:
Inventory and biological assets fair value and impairment adjustments	184	(179)	1,601	2,615
Share of (gain) loss of equity-accounted investees	(782)	66,458	3,605	65,459
Depreciation and amortization	12,872	13,199	51,948	54,250
Share-based compensation	(1,285)	4,609	13,905	20,037
Restructuring costs	1,050	617	3,337	2,667
Asset impairment	(353)	15,000	2,618	17,317
Loss (gain) on disposition of PP&E	236	(71)	182	370
Other expenses, net	2,384	(2,282)	9,425	1,798
Income tax recovery	—	(6,558)	—	(9,405)
Non-recurring items	75	181	(621)	882
Adjusted EBITDA	23,748	23,725	70,226	59,786

RELATED PARTIES

SunStream is a joint venture in which the Company has a 50% ownership interest and is a related party due to it being classified as a joint venture of the Company. SunStream is a private company, incorporated under the ABCA, which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

A former member of key management personnel (Mr. Vander – former President, Liquor Retail; retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1, 2024 to September 10, 2024, the Company paid $125.2 thousand in total rent with respect to this lease.

Compensation of key management personnel

The Company considers the directors and officers of the Company as key management personnel.

	Year ended December 31
($000s)	2025	2024
Salaries and short-term benefits	7,321	10,788
Share-based compensation	12,058	13,741
	19,379	24,529

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2025, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on its consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of inventory, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for adult-use and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Potential returns and pricing adjustments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The following accounting standards were effective for annual periods beginning on or after January 1, 2025 and did not have a material impact on the Company’s consolidated financial statements:

•
Lack of Exchangeability — Amendments to IAS 21

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2026, that have not been applied in preparing the consolidated financial statements for the year ended December 31, 2025.

Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

The amendments to IFRS 9 and IFRS 7 are effective for annual reporting periods beginning on or after January 1, 2026. The amendments include the following:

•
Clarification on the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic payment system.
•
Clarification and further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion.
•
New disclosures for certain instruments without contractual terms that can change cash flows.
•
Update the disclosures for equity instruments designated at FVOCI.

The Company has completed its assessment of these amendments and has estimated the impact to be approximately $12.1 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, had the amendments been in effect for the annual period ending December 31, 2025.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new accounting standard introduces the following key new requirements:

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
•
Management-defined performance measures are disclosed in a single note in the financial statements.
•
Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures required for management-defined performance measures.

Other accounting standards

The following new and amended accounting standards are not expected to have a material impact on the Company’s consolidated financial statements:

•
IFRS 19 Subsidiaries without Public Accountability: Disclosures

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in National Instrument – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based upon evaluation of the Company’s disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

The Company has concluded that the Audited Financial Statements present fairly, in all material respects, the Company’s financial position, the results of its operations and its cash flows for each of the periods presented in accordance with IFRS Accounting Standards, as issued by the IASB.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards and includes those policies and procedures that:

(1)
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the dispositions of our assets;
(2)
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations of our management and directors; and
(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Remediation of Previously Identified Material Weakness

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we identified a material weakness in our internal controls over financial reporting. The previously reported material weakness pertained to Information Technology General Controls (“ITGCs”) that were considered to not be designed effectively to ensure that (i) access to applications and data were adequately restricted to appropriate personnel; (ii) changes to roles and permissions were appropriately tested and monitored as part of system program changes, and (iii) system program changes and data conversion testing were appropriately documented. Business process controls

(automated and manual) that were dependent on the affected ITGCs could have been adversely impacted and therefore were also considered to be ineffective as at December 31, 2024.

During the fiscal year ended December 31, 2025, management, with the oversight of the Audit Committee, implemented the following measures to remediate the material weakness described above:

•
Hired new Chief Information Technology Officer to prioritize addressing the ITGC issues;
•
Enhanced the monitoring of change management controls for modifications of security roles and permissions in financial systems;
•
Implemented an identity governance and administration solution to address system access concerns and established new monitoring controls;
•
Documented system implementation changes and data conversion testing;
•
Continued with process improvements and strengthening of controls over financial systems; and
•
Augmented our existing internal audit staff with a new co-sourcing partner to enhance the effectiveness and scope of our internal audit function.

Such material weakness was deemed to be remediated as of the end of the period covered by this MD&A given the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that the controls are designed and operate effectively.

Under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Management has concluded that our internal controls over financial reporting were effective as of December 31, 2025.

Our disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures and internal controls over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can only provide reasonable, not absolute, assurance, that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

The Company’s independent auditors, CBIZ CPAs P.C., have issued an unqualified opinion on the Audited Financial Statements and an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2025. These audit reports are included in the Audited Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of December 31, 2025, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•
the anticipated benefits of and the Company’s intentions with respect to the Rise Rewards loyalty program and its expansion across retail banners;
•
the uncertainties associated with tariffs and countermeasures thereto;
•
the Company’s strategy;
•
expectations with respect to retail and investment operations;
•
the anticipated timing to launch Jeeter;
•
expectations with respect to the 1CM Transaction, including the satisfaction of certain regulatory approvals and the anticipated timing of the Second Closing;
•
the Company’s intentions with respect to the Cost Cannabis and T Cannabis brands and integration with SNDL;
•
the impact of tariffs on the Company;
•
the expected benefits of the CSE listing;
•
expectations with respect to the Company’s restructuring project;
•
expectations with respect to the Company’s joint venture interest in SunStream;
•
the impact of consolidating cannabis segments;
•
the Company’s share repurchase program;
•
the Company’s ability to adjust its capital resources;
•
the Company’s liquidity needs, including its ability to source its liquidity requirements;
•
the sufficiency of the Company’s capital resources;
•
risks associated with financial instruments and the methods by which the Company manages such risks;
•
expectations with respect to various contingencies, including the impact of such on the Company’s financial statements;
•
the impact of changes to critical accounting estimates and new accounting pronouncements; and
•
expectations with respect to remediation measures to control deficiencies.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•
the Company’s ability to implement its operational and liquidity strategies as well as its strategic initiatives;
•
the Company’s competitive advantages;
•
the impact of competition;
•
the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
•
changes in laws, rules and regulations;
•
the Company’s ability to maintain and renew required licences;
•
the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
•
the Company’s ability to keep pace with changing consumer preferences;
•
the Company’s ability to protect its intellectual property;

•
the Company’s ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies and to realize the benefits of such acquisitions, including The Valens Company Inc. and the 1CM stores;
•
the Company’s ability to retain key personnel;
•
the Company’s ability to efficiently deploy capital and achieve its expected and desired returns on such investments;
•
the Company’s ability to maintain and keep its public listing on the Nasdaq and the CSE and the liquidity of the trading of its common shares on a publicly listed stock exchange;
•
the Company’s ability to open new retail locations and attract a sufficient number of qualified franchisees; and
•
the absence of material adverse changes in the Company’s industry or the global economy, including as a result of global economic downturns.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.